COASTAL PACIFIC MINING CORP.

927 DRURY AVENUE NE

CALGARY, ALBERTA T2E 0M3

PHONE:  (403) 475-3400

January 4, 2008

Via Edgar and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attn:

Ms. Anne Nguyen Parker

Division of Corporation Finance

Dear Madam:

Re:

Coastal Pacific Mining Corp.

Registration Statement on Form F-1

This letter shall serve as the formal request of Coastal Pacific Mining Corp. that the effective date of the Registration Statement file on Form SB-2 Amendment No. 3 filed with the Securities and Exchange Commission on December 19, 2007, be accelerated to be effective as of Monday, January 7, 2008, at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Coastal Pacific Mining Corp. hereby acknowledges that:

1)

Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.

2)

The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Coastal Pacific Mining Corp. from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

3)

Coastal Pacific Mining Corp. may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

Coastal Pacific Mining Corp. advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

This letter shall also confirm that Coastal Pacific Mining Corp. acknowledges that the exemption found in Rule 144 is not available with regards to the resale of any of its currently outstanding shares until 90 days from the date that Coastal Pacific Mining Corp. becomes subject to the reporting requirements of section 13 of the Securities Exchange Act of 1934.

Sincerely,

/s/ Larry Taylor

Larry Taylor – President and Director